FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Proposed initial public offering (“Offer”) of 77,249,508 equity shares of our Subsidiary, ICICI Securities Limited (“ICICI Securities”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

With reference to our earlier announcements dated November 7, 2017 and December 15, 2017, in relation to the Offer of our subsidiary, ICICI Securities, ICICI Bank Limited has been informed that the red herring prospectus dated March 13, 2018 of ICICI Securities (“Red Herring Prospectus”) which was registered by ICICI Securities with the Registrar of Companies, Maharashtra has been approved on March 14, 2018. The Offer includes a reservation of up to 3,862,475 equity shares of ICICI Securities for purchase by ICICI Bank Shareholders, i.e., the individuals and HUFs who are the public equity shareholders of ICICI Bank Limited (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of ICICI Bank Limited) as on the date of the Red Herring Prospectus.

The Offer will be open for subscription to public on Thursday, March 22, 2018 and shall close on Monday, March 26, 2018. The anchor investor bid/offer period will be open for subscription on March 21, 2018.

We further wish to inform you that the price band for the Offer, as decided by ICICI Bank Limited (being the selling shareholder), in consultation with the lead managers to the Offer, has been fixed on March 14, 2018 at ₹ 519 to ₹ 520 per equity share of ICICI Securities. Further, the minimum bid lot for the Offer has been fixed on March 14, 2018 at 28 equity shares of ICICI Securities and in multiples of 28 equity shares of ICICI Securities thereafter.

This is for your information and records.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 14, 2018	By:	/s/ Shanthi Venkatesan
			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager